UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MOVE, INC.

(Name of Subject Company)

MOVE, INC.

(Name of Person Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Steven H. Berkowitz

Chief Executive Officer

Move, Inc.

10 Almaden Blvd, Suite 800

San Jose, California

(408) 558-7100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jennifer Fonner Fitchen, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 30, 2014, Move, Inc. (“Move”) and News Corporation (“Parent”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Magpie Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”) will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Move common stock for $21.00 per share in cash, without interest. If successful, the Offer will be followed by a merger of Merger Sub with and into Move (the “Merger”).

This Schedule 14D-9 filing consists of the following document related to the proposed Offer and Merger: Form of letter to non-broker agent customers of Move, first used on October 2, 2014 (Exhibit 99.1).

NOTICE TO INVESTORS ABOUT THE OFFER: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Move’s common stock described in this Schedule 14D-9C has not commenced. At the time the tender offer is commenced, Parent will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and Move will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Move’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS: Statements included in this Schedule 14D-9C that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on Move’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Move’s actual future results may differ materially from Move’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Move’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Move, including the risks detailed under “Risk Factors” and elsewhere in Move’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by Move in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and Move undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Form of letter to non-broker agent customers of Move, first used on October 2, 2014